February 4, 2013

Ms. Claire DeLabar
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Shelf Registration Statement on Form S-3 of CalAmp Corp. (No. 333-185590) originally filed on December 20, 2012 (the “Registration Statement”)

Dear Ms. DeLabar:

     The purpose of this letter is to provide certain background information regarding the financial information included in Amendment No. 1 (the “Amendment”) to the above referenced Registration Statement of CalAmp Corp. (“CalAmp”).

Background:

     On December 20, 2012, CalAmp signed a definitive Share Purchase Agreement to acquire substantially all of the operations of Wireless Matrix Corporation, a Canadian public company listed on the Toronto Stock Exchange (“Seller”), through the purchase of all of the outstanding capital stock of Seller’s wholly-owned subsidiary, Wireless Matrix USA Inc. (“Wireless Matrix U.S.”). CalAmp plans to finance the transaction from the proceeds of an equity offering as well as through bank debt and with cash on hand. To this end, on December 20, 2012, CalAmp filed the Registration Statement. This letter summarizes our analysis regarding what historical and pro forma financial information regarding the acquisition is required to be included in the Amendment by Item 11(b) of Form S-3.

Required Historical Financial Statements:

     Using the conditions specified in the definition of significant subsidiary under Rule 1-02(w) of Regulation S-X, Wireless Matrix U.S. exceeds the 50% level when its total assets are compared to those of CalAmp. Therefore, under Rule 3-05(b)(2)(iv) of Regulation S-X, CalAmp is required to include the full set of financial statements required by Rule 3-01 of Regulation S-X. However, because the net revenues of Wireless Matrix U.S. were less than $50 million in its most recently completed fiscal year, the earliest of the three fiscal years of the historical financial information required by Rule 3-01 has been omitted.

CalAmp Corp. 1401 N. Rice Avenue, Oxnard, California 93030 (805) 987-9000

Ms. Claire DeLabar
U.S. Securities and Exchange Commission
February 4, 2013

     Seller is a non-operating Canadian holding company that conducts all of its business through Wireless Matrix U.S. However, the financial statements of Wireless Matrix U.S. are not audited on a standalone basis. At October 31, 2012, the end of Seller’s most recently reported fiscal quarter, Wireless Matrix U.S. accounted for 99.7% of Seller’s consolidated assets, 98.9% of its consolidated liabilities and 100.0% of its consolidated revenues. Therefore, because Wireless Matrix U.S. accounts for virtually all of the Seller’s consolidated financial statements, in accordance with Section 2065.1 of the Division of Corporate Finance’s Financial Reporting Manual, we have included Seller’s historical consolidated financial statements in the Amendment for purposes of satisfying the financial statement requirements.

Pro Forma Financial Information

     Item 11(b) of Form S-3 also requires that we include pro forma financial information in the Amendment. Specifically, the Amendment includes (i) an annual and interim pro forma income statement which presume the transaction was consummated on March 1, 2011 (the first day of CalAmp’s most recently completed fiscal year), and (ii) a pro forma balance sheet which presumes the acquisition was consummated on the balance sheet date, in each case prepared in accordance with Article 11 of Regulation S-X.

     The pro forma annual income statement combines CalAmp’s income statement for the year ended February 28, 2012 (its most recently completed fiscal year), and Seller’s income statement for the year ended April 30, 2012 (its most recently completed fiscal year). Although Seller’s fiscal year-end date is not the same as CalAmp’s, because it is within 93 days of CalAmp’s fiscal year-end, Rule 11-02(c)(3) of Regulation S-X permits the two periods to be combined without adjustment. The same is true for the pro forma interim income statement, which combines CalAmp’s income statement for the nine months ended November 30, 2012 (the most recent date for which an interim balance sheet is required in the Amendment and is incorporated by reference), and Seller’s income statement for the nine months ended October 31, 2012 (its most recently completed fiscal quarter for which financial information is available). However, because of the manner in which the periods are combined, Seller’s results for the three months ended April 30, 2012 are included in both the annual and the interim pro forma income statements and are therefore addressed appropriately with the required disclosure in the notes.

Ms. Claire DeLabar
U.S. Securities and Exchange Commission
February 4, 2013

     The pro forma balance sheet is presented as of November 30, 2012 (the last day of CalAmp’s most recently completed fiscal quarter for which a consolidated balance sheet is incorporated by reference into the Amendment), as required by Rule 11-02(c)(1) of Regulation S-X. This balance combines the consolidated balance sheets of each of CalAmp and Seller as of this date. We note that the pro forma balance sheet includes Seller’s consolidated balance sheet as of November 30, 2012 rather than October 31, 2012 because there is no grace period in subsection (c)(1) of Rule 11-02 as there is in subsection (c)(2) as noted above. Therefore, we believe it was appropriate to utilize Seller’s consolidated balance as of CalAmp’s period end for the purpose of generating the pro forma balance sheet. In addition, because we used the historical balance sheet of Seller rather than Wireless Matrix U.S., as required, we have eliminated any assets and liabilities that were not acquired.

Manner of Presentation of Financial Information

     Because Seller is a Canadian listed company, its consolidated financial statements are prepared in accordance with IFRS. However, Seller does not qualify as a Foreign Private Issuer because a majority of its voting stock is held by U.S. investors and a majority of its assets are located in the United States. Consequently, Seller’s historical consolidated financial statements included in the Amendment have been reconciled to U.S. GAAP in a note to the financial statements. In addition, the pro forma financial statements include adjustments to convert Seller’s historical IFRS-based financial statements to U.S. GAAP.

     Because CalAmp and Seller have different financial period ends, and because of the applicable staleness rules, we acknowledge that, depending on the timing of any offering and the completion thereof, we may need to update certain or all of the financial information described above, and commit to doing so when and to the extent required by the rules.

     If you have any questions, please do not hesitate to call me at (805) 419-8344.

Very truly yours,

/s/ Richard Vitelle
Richard Vitelle
VP Finance, CFO & Secretary

Cc:      Peter Wardle, Gibson, Dunn & Crutcher LLP